Exhibit 99.1

Four Seasons Education Reports Fourth Quarter and Fiscal 2021 Unaudited Financial Results

SHANGHAI, May 13, 2021 (PRNewswire) – Four Seasons Education (Cayman) Inc. (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading Shanghai-based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education, today announced its unaudited financial results for the fourth quarter and fiscal year 2021, ended February 28, 2021.

Fourth Quarter Fiscal Year 2021 Financial and Operational Highlights

•	Revenue was RMB70.2 million (US$10.8 million), compared with RMB71.1 million in the same period of last year.
•	Gross profit increased by 14.1% to RMB28.3 million (US$4.4 million) from RMB24.8 million in the same period of last year.
•	Operating loss was RMB8.5 million (US$1.3 million), compared with RMB168.2 million in the same period of last year.
•	Adjusted operating loss(1) (non-GAAP) was RMB1.9 million (US$0.3 million), compared with RMB15.1 million in the same period of last year.
•	Net loss was RMB11.5 million (US$1.8 million), compared with RMB145.4 million in the same period of last year.
•	Adjusted net loss(2) (non-GAAP) was RMB4.2 million (US$0.6 million), compared with RMB4.7 million in the same period of last year.
•

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders were both RMB0.25 (US$0.04), compared with both RMB3.11, for the same period of last year. Each two ADSs represent one ordinary share.

•	Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders(3) (non-GAAP) were both RMB0.09 (US$0.02), compared with both RMB0.07, for the same period of last year.
•	Number of learning centers was 50 as of February 28, 2021, compared with 53 as of February 29, 2020.
•	Total student enrollment(4) reached 30,343, representing an increase of 26.4% from 24,006 during the same period of last year.

Fiscal Year 2021 Financial and Operational Highlights

•	Revenue was RMB280.3 million (US$43.3 million), compared with RMB389.0 million last year.
•	Gross profit was RMB111.5 million (US$17.2 million), compared with RMB188.1 million last year.

•	Operating loss was RMB36.5 million (US$5.6 million), compared with RMB131.0 million last year.
•	Adjusted operating loss(1) (non-GAAP) was RMB9.0 million (US$1.4 million), compared with adjusted operating income of RMB45.2 million last year.
•	Net loss was RMB27.9 million (US$4.3 million), compared with RMB109.6 million last year.
•	Adjusted net loss(2) (non-GAAP) was RMB2.5 million (US$0.4 million), compared with net income of RMB47.9 million last year.
•	Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders were both RMB0.61 (US$0.09), compared with both RMB2.31 last year.
•	Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders(3) (non-GAAP) were both RMB0.06 (US$0.01), compared with net income of RMB1.01 and RMB0.98, respectively, last year.
•	Total student enrollment(4) was 165,555, compared with 200,177 during the fiscal year 2020.

(1) Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses and impairment loss on intangible assets and goodwill.

(2) Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses, fair value change of investments and impairment loss on intangible assets and goodwill (net of tax effect).

(3) Adjusted basic/diluted net income/loss per ADS attributable to ordinary shareholders is defined as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders, fair value change of investments per ADS attributable to ordinary shareholders and impairment loss on intangible assets and goodwill (net of tax effect) per ADS attributable to ordinary shareholders.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

(4) Total student enrollment is defined as the cumulative number of courses enrolled in and paid for by the Company’s students during the respective period, including multiple courses enrolled in and paid for by the same student.

“We are pleased to have concluded fiscal 2021 with robust recovery momentum in the fourth quarter, supported by our focused efforts to optimize operations and enrich curriculum offerings,” said Ms. Yi (Joanne) Zuo, Chief Executive Officer and Director of Four Seasons Education. “Our effective course development and compelling learning environment are increasingly gaining traction among students across our learning network. We witnessed robust demand for our exceptional educational resources in the fourth quarter and delivered solid performance, highlighted by better-than-expected topline results and a 26% year-over-year increase in total student enrollment.

“Aside from our strong curriculum development capabilities, our broad-based educational resources and well-versed tutoring team ensured that our adaptive and effective educational programs resonated with students’ needs, helping them meet desired learning outcomes and academic goals, especially throughout the unprecedented challenges we experienced during the COVID-19 pandemic in fiscal 2021. We are also very excited to see rapidly increasing enrollment retention rates across our class offerings for the spring session in Shanghai-based learning centers, with rates for certain learning centers reaching their highest levels in our recorded history. Student enrollment in our middle school programs maintained its growth momentum with a 78% year-over-year increase in the quarter, further demonstrating our superior and adaptive curriculum development capabilities in the fast-evolving after-school education landscape.

“Looking ahead, we will continue improving our stellar course and service offerings in the K-12 after-school market to spur sustainable business development while simultaneously exploring new growth avenues. As part of our efforts to expand student base for our educational services, we are undertaking a new initiative in establishing a community-based study room chain brand, while potentially seizing new opportunities to address the lifelong educational needs. We believe our high-quality educational programs and sophisticated tutoring team make us well-placed to serve a broader user base in their pursuit of better learning outcomes, and ultimately bring long-term value to our shareholders.  Heading into fiscal 2022, we are more confident than ever that we are on the right track to further enhance our operations and return to our pre-pandemic growth trajectory,” Ms. Zuo concluded.

Fourth Quarter Fiscal Year 2021 Financial Results

Revenue was RMB70.2 million (US$10.8 million) for the fourth quarter of fiscal year 2021, compared with RMB71.1 million in the same period of last year.

Cost of revenue decreased by 9.4% to RMB41.9 million (US$6.5 million) for the fourth quarter of fiscal year 2021 from RMB46.3 million in the same period of last year.

Gross profit increased by 14.1% to RMB28.3 million (US$4.4 million) for the fourth quarter of fiscal year 2021 from RMB24.8 million in the same period of last year.

General and administrative expenses decreased by 29.0% to RMB28.3 million (US$4.4 million) for the fourth quarter of fiscal year 2021 from RMB39.8 million in the same period of last year, primarily attributable to the allowance accrued last year.

Impairment loss on intangible assets and goodwill was nil for the fourth quarter of fiscal year 2021, compared to RMB145.4 million in the same period of last year.

Sales and marketing expenses increased by 10.2% to RMB8.5 million (US$1.3 million) for the fourth quarter of fiscal year 2021 from RMB7.7 million in the same period of last year.

Operating loss was RMB8.5 million (US$1.3 million) for the fourth quarter of fiscal year 2021, compared with RMB168.2 million in the same period of last year. Adjusted operating loss(1) (non-GAAP), which is calculated as operating loss excluding share-based compensation expenses and impairment loss on intangible assets and goodwill, was RMB1.9 million (US$0.3 million) for the fourth quarter of fiscal year 2021, compared with RMB15.1 million in the same period of last year.

Other income, net was RMB0.6 million (US$0.1 million) for the fourth quarter of fiscal year 2021, compared with RMB4.9 million in the same period of last year, primarily due to investment fair value change and foreign exchange loss.

Income tax expenses were RMB4.7 million (US$0.7 million) for the fourth quarter of fiscal year 2021, compared with benefit of RMB15.7 million in the same period of last year, primarily attributable to the valuation allowance of deferred tax assets recorded in fiscal year 2021.

Net loss was RMB11.5 million (US$1.8 million) during the fourth quarter of fiscal year 2021, compared with RMB145.4 million in the same period of last year. Adjusted net loss(2) (non-GAAP), which is calculated as net loss excluding share-based compensation expenses, fair value change of the Company’s investments and impairment loss on intangible assets and goodwill (net of tax effect), was RMB4.2 million (US$0.6 million), compared with RMB4.7 million in the same period of last year.

Basic and diluted net loss per ADS attributable to ordinary shareholders for the fourth quarter of fiscal year 2021 were both RMB0.25 (US$0.04), compared with both RMB3.11, for the same period of last year. Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders(3) (non-GAAP) for the fourth quarter of fiscal year 2021 were both RMB0.09 (US$0.02), compared with both RMB0.07, for the same period of last year.

Cash and cash equivalents. As of February 28, 2021, the Company had cash and cash equivalents of RMB410.0 million (US$63.3 million), compared with RMB404.7 million as of February 29, 2020.

Fiscal Year 2021 Financial Results

Revenue was RMB280.3 million (US$43.3 million) for the fiscal year 2021, compared with RMB389.0 million in the same period of last year, primarily due to the impact of the COVID-19 pandemic, partially offset by the positive outcome of our proactive curricular upgrade in response to evolving market needs.

Cost of revenue decreased by 16.0% to RMB168.8 million (US$26.1 million) for the fiscal year 2021 from RMB200.9 million in the same period of last year, primarily attributable to the decrease in faculty staff costs.

Gross profit was RMB111.5 million (US$17.2 million) for the fiscal year 2021, compared with RMB188.1 million in the same period of last year.

General and administrative expenses decreased by 16.1% to RMB117.0 million (US$18.1 million) for the fiscal year 2021 from RMB139.4 million in the same period of last year primarily due to the decreased staff costs.

Impairment loss on intangible assets and goodwill was nil for the fiscal year 2021, compared with RMB145.4 million in the same period of last year.

Sales and marketing expenses decreased by 9.9% to RMB31.0 million (US$4.8 million) for the fiscal year 2021 from RMB34.4 million in the same period of last year, primarily due to continued internal cost controls.

Operating loss was RMB36.5 million (US$5.6 million) for the fiscal year 2021 compared with RMB131.0 million in the same period of last year. Adjusted operating loss(1) (non-GAAP), which is calculated as operating income/loss excluding share-based compensation expenses and impairment loss on intangible assets and goodwill, was RMB9.0 million (US$1.4 million) for the fiscal year 2021, compared with income of RMB45.2 million in the same period of last year.

Other income, net was RMB1.9 million (US$0.3 million) for the fiscal year 2021, compared with RMB11.1 million in the same period of last year, primarily due to investment fair value change and foreign exchange loss.

Income tax expenses were RMB4.8 million (US$0.7 million) for the fiscal year 2021, compared with RMB4.2 million in the same period of last year.

Net loss was RMB27.9 million (US$4.3 million) during the fiscal year 2021, compared with RMB109.6 million in the same period of last year. Adjusted net loss (2) (non-GAAP), which is calculated as net income/loss excluding share-based compensation expenses, fair value change of the Company’s investments and impairment loss on intangible assets and goodwill (net of tax effect), was RMB2.5 million (US$0.4 million), compared with net income of RMB47.9 million in the same period of last year.

Basic and diluted net loss per ADS attributable to ordinary shareholders for the fiscal year 2021 were both RMB0.61 (US$0.09), compared with both RMB2.31, for the same period of last year. Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders(3) (non-GAAP) for the fiscal year 2021 were both RMB0.06 (US$0.01), compared with net income of RMB1.01 and RMB0.98, respectively, for the same period of last year.

Business Outlook

For the first quarter of fiscal year 2022, the Company expects to generate revenue in the range of RMB67.5 million to RMB70.4 million, representing an increase of 15% to 20% on a year-over-year basis.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 13, 2021 (8:00 PM Beijing/Hong Kong time on May 13, 2021)

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China (toll free):	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Four Seasons Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.sijiedu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until May 20, 2021, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10156412

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading Shanghai-based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education. The Company’s vision is to unlock students’ intellectual potential through high quality and effective education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers. Over the years, the quality of the Company’s education services has been demonstrated by its student outstanding academic performance.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses certain non-GAAP measures, including primarily adjusted operating income/loss, adjusted net income/loss and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses and impairment loss on intangible assets and goodwill. Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses, fair value change of investments and impairment loss on intangible assets and goodwill (net of tax effect). Adjusted basic/ diluted net income/loss per ADS attributable to ordinary shareholders is defined as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders, fair value change of investments measured at fair value per ADS attributable to ordinary shareholders and impairment loss on intangible assets and goodwill (net of tax effect) per ADS attributable to ordinary shareholders. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses, fair value change of investments measured at fair value and impairment loss on intangible assets and goodwill (where applicable) that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and fair value change of investments measured at fair value (where applicable) that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4730 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 26, 2021.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 29,	February 28,	February 28,
	2020	2021	2021
	RMB	RMB	USD
Current assets
Cash and cash equivalents	404,652	410,004	63,341
Accounts receivable and contract assets	1,261	360	56
Other receivables, deposits and other assets	18,484	10,566	1,632
Short-term investment	10,000	-	-
Long-term investments under fair value – current	181,821	96,557	14,916
Total current assets	616,218	517,487	79,945

Non-current assets
Restricted cash	37,703	10,209	1,577
Property and equipment, net	19,749	15,804	2,442
Operating lease right-of-use assets	190,074	150,696	23,281
Intangible assets, net	8,765	7,118	1,100
Goodwill	35,163	36,967	5,711
Deferred tax assets	13,445	16,253	2,511
Equity method investments	1,295	40,116	6,197
Long-term investment under fair value – non-current	104,414	163,303	25,228
Other non-current assets	10,790	12,571	1,942
Total non-current assets	421,398	453,037	69,989
TOTAL ASSETS	1,037,616	970,524	149,934

Current liabilities
Amounts due to related parties	1,323	1,495	231
Accrued expenses and other current liabilities	75,118	86,947	13,432
Operating lease liabilities – current	51,842	47,005	7,262
Income tax payable	12,789	10,630	1,642
Deferred revenue	71,946	75,242	11,624
Total current liabilities	213,018	221,319	34,191

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 29,	February 28,	February 28,
	2020	2021	2021
	RMB	RMB	USD
Non-current liabilities
Deferred tax liabilities	2,136	1,673	258
Operating lease liabilities – non-current	147,510	97,812	15,111
Total non-current liabilities	149,646	99,485	15,369
TOTAL LIABILITIES	362,664	320,804	49,560

EQUITY
Total equity	674,952	649,720	100,374
TOTAL LIABILITIES AND EQUITY	1,037,616	970,524	149,934

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Three Months Ended February 28/29,			Twelve Months Ended February 28/29
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Revenue	71,065	70,199	10,845	389,049	280,282	43,300
Cost of revenue	(46,277)	(41,910)	(6,475)	(200,933)	(168,832)	(26,082)
Gross profit	24,788	28,289	4,370	188,116	111,450	17,218

General and administrative expenses	(39,824)	(28,291)	(4,371)	(139,370)	(116,972)	(18,071)
Sales and marketing expenses	(7,710)	(8,500)	(1,313)	(34,367)	(30,953)	(4,782)
Impairment loss on intangible assets and goodwill	(145,416)	-	-	(145,416)	-	-
Operating loss	(168,162)	(8,502)	(1,314)	(131,037)	(36,475)	(5,635)

Subsidy income	1,075	2,051	317	9,572	11,898	1,838
Interest income, net	1,085	687	106	5,229	3,403	526
Other income/ (expenses), net	4,914	574	89	11,080	1,900	294
Loss before income taxes and loss from equity method investments	(161,088)	(5,190)	(802)	(105,156)	(19,274)	(2,977)

Income tax benefit/ (expense)	15,738	(4,712)	(728)	(4,189)	(4,760)	(735)
Loss from equity method investments	(21)	(1,599)	(247)	(224)	(3,852)	(595)

Net loss	(145,371)	(11,501)	(1,777)	(109,569)	(27,886)	(4,307)
Net (loss)/ income attributable to non-controlling interest	(1,622)	168	26	(76)	310	48
Net loss attributable to Four Seasons Education (Cayman) Inc.	(143,749)	(11,669)	(1,803)	(109,493)	(28,196)	(4,355)

Net loss per ordinary share:
Basic	(6.21)	(0.51)	(0.08)	(4.63)	(1.22)	(0.19)
Diluted	(6.21)	(0.51)	(0.08)	(4.63)	(1.22)	(0.19)

Weighted average shares used in calculating net loss per ordinary share:
Basic	23,143,702	23,131,195	23,131,195	23,668,916	23,131,195	23,131,195
Diluted	23,143,702	23,131,195	23,131,195	23,668,916	23,131,195	23,131,195

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data and per share data)

	Three Months Ended February 28/29,			Twelve Months Ended February 28/29
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Net loss	(145,371)	(11,501)	(1,777)	(109,569)	(27,886)	(4,307)
Other comprehensive (loss)/ income, net of tax of nil
Foreign currency translation adjustments	(1,687)	(7,251)	(1,120)	24,484	(36,048)	(5,569)
Comprehensive loss	(147,058)	(18,752)	(2,897)	(85,085)	(63,934)	(9,876)
Less: Comprehensive (loss)/ income attributable to non-controlling interest	(1,622)	168	26	(76)	310	48
Comprehensive loss attributable to Four Seasons Education (Cayman) Inc.	(145,436)	(18,920)	(2,923)	(85,009)	(64,244)	(9,924)

FOUR SEASONS EDUCATION (CAYMAN) INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands, except share data and per share data)

	Three Months Ended February 28/29,			Twelve Months Ended February 28/29
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Operating loss	(168,162)	(8,502)	(1,314)	(131,037)	(36,475)	(5,635)
Add: share-based compensation expenses	7,610	6,594	1,019	30,859	27,513	4,250
Add: impairment loss on intangible assets and goodwill	145,416	-	-	145,416	-	-
Adjusted operating (loss)/ income (non-GAAP)	(15,136)	(1,908)	(295)	45,238	(8,962)	(1,385)

Net loss	(145,371)	(11,501)	(1,777)	(109,569)	(27,886)	(4,307)
Add: share-based compensation expenses (net of tax effect of nil)	7,610	6,594	1,019	30,859	27,513	4,250
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	(4,660)	707	109	(11,134)	(2,148)	(332)
Add: impairment loss on intangible assets and goodwill (net of tax effect of 7,701 and nil as of February 29, 2020 and February 28, 2021, respectively)	137,715	-	-	137,715	-	-
Adjusted net (loss)/ income (non-GAAP)	(4,706)	(4,200)	(649)	47,871	(2,521)	(389)

Basic net loss per ADS attributable to ordinary shareholders	(3.11)	(0.25)	(0.04)	(2.31)	(0.61)	(0.09)
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.16	0.14	0.02	0.65	0.59	0.09
Add: fair value change of investments per ADS attributable to ordinary shareholders	(0.10)	0.02	-	(0.24)	(0.04)	(0.01)
Add: impairment loss on intangible assets and goodwill (net of tax effect) per ADS attributable to ordinary shareholders	2.98	-	-	2.91	-	-
Adjusted basic net (loss)/ income per ADS attributable to ordinary shareholders (non-GAAP)	(0.07)	(0.09)	(0.02)	1.01	(0.06)	(0.01)
Diluted net loss per ADS attributable to ordinary shareholders	(3.11)	(0.25)	(0.04)	(2.31)	(0.61)	(0.09)
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.16	0.14	0.02	0.63	0.59	0.09
Add: fair value change of investments per ADS attributable to ordinary shareholders	(0.10)	0.02	-	(0.23)	(0.04)	(0.01)
Add: impairment loss on intangible assets and goodwill (net of tax effect) per ADS Attributable to ordinary shareholders	2.98	-	-	2.89	-	-
Adjusted diluted net (loss)/ income per ADS attributable to ordinary shareholders (non-GAAP)	(0.07)	(0.09)	(0.02)	0.98	(0.06)	(0.01)
Weighted average ADSs used in calculating earnings per ADS
Basic	46,287,404	46,262,390	46,262,390	47,337,831	46,262,390	46,262,390
Diluted	46,287,404	46,262,390	46,262,390	48,836,226	46,262,390	46,262,390